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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 23)*

                    BALLY TOTAL FITNESS HOLDING CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   05873K108
                                 (CUSIP Number)

                                MR. TIMOTHY BASS
                         PARDUS CAPITAL MANAGEMENT L.P.
                               590 MADISON AVENUE
                                   SUITE 25E
                               NEW YORK, NY 10022
                                 (212) 381-7770

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 with a copy to

                             CARL L. REISNER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064

                                OCTOBER 1, 2007
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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

CUSIP NO.  05873K108                                               PAGE 2 of 9

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON

         Pardus Special Opportunities Master Fund L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [_]    Not
         (b)  [X]    Applicable

3        SEC USE ONLY

4        SOURCE OF FUNDS
         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
               [_]    Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                               7     SOLE VOTING POWER
                                                        0
           NUMBER OF
            SHARES                             8     SHARED VOTING POWER
         BENEFICIALLY                                   0
           OWNED BY
             EACH                              9     SOLE DISPOSITIVE POWER
           REPORTING                                    0
            PERSON
             WITH                             10    SHARED DISPOSITIVE POWER
                                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               [_]    Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON
         PN

CUSIP NO.  05873K108                                               PAGE 3 of 9

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]    Not
         (b)   [X]    Applicable

3        SEC USE ONLY

4        SOURCE OF FUNDS
         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

               [_]    Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                                7     SOLE VOTING POWER
                                                         0
            NUMBER OF
             SHARES                             8     SHARED VOTING POWER
          BENEFICIALLY                                   0
            OWNED BY
              EACH                              9     SOLE DISPOSITIVE POWER
            REPORTING                                    0
             PERSON
              WITH                             10    SHARED DISPOSITIVE POWER
                                                         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]    Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON
         IA

CUSIP NO.  05873K108                                               PAGE 4 of 9


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]    Not
         (b)   [X]    Applicable

3        SEC USE ONLY

4        SOURCE OF FUNDS
         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

               [_]    Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                                7     SOLE VOTING POWER
                                                         0
            NUMBER OF
             SHARES                             8     SHARED VOTING POWER
          BENEFICIALLY                                   0
            OWNED BY
              EACH                              9     SOLE DISPOSITIVE POWER
            REPORTING                                    0
             PERSON
              WITH                             10    SHARED DISPOSITIVE POWER
                                                         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]    Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON
         OO

CUSIP NO.  05873K108                                               PAGE 5 of 9


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON

         Mr. Karim Samii

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]    Not
         (b)   [X]    Applicable

3        SEC USE ONLY

4        SOURCE OF FUNDS
         N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

               [_]    Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                               7     SOLE VOTING POWER
                                                        0
           NUMBER OF
            SHARES                             8     SHARED VOTING POWER
         BENEFICIALLY                                   0
           OWNED BY
             EACH                              9     SOLE DISPOSITIVE POWER
           REPORTING                                    0
            PERSON
             WITH                             10    SHARED DISPOSITIVE POWER
                                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]    Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON
         IN

CUSIP NO.  05873K108                                               PAGE 6 of 9

         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement originally filed by Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), dated September 6, 2005, as amended by Amendment No. 1, dated September 6, 2005, Amendment No. 2, dated September 6, 2005, Amendment No. 3, dated September 8, 2005, Amendment No. 4, dated September 15, 2005, Amendment No. 5, dated September 23, 2005, Amendment No. 6, dated October 6, 2005, Amendment No. 7, dated October 17, 2005, Amendment No. 8, dated October 24, 2005, Amendment No. 9, 2005, dated November 17, 2005, Amendment No. 10, dated December 5, 2005, Amendment No. 11, dated December 8, 2005, Amendment No.12, dated December 29, 2005, Amendment No. 13, dated January 10, 2006, Amendment No. 14, dated January 12, 2006, Amendment No. 15, dated January 17, 2006, Amendment No. 16, dated January 23, 2006, Amendment No. 17, dated January 23, 2006, Amendment No. 18, dated January 27, 2006, Amendment No. 19, dated April 20, 2006, Amendment No. 20, dated July 27, 2006, Amendment No. 21, dated August 25, 2006 and Amendment No. 22, dated May 31, 2007 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). This Amendment No. 23 to the Schedule 13D is being filed on behalf of Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), PCM, Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), and Mr. Karim Samii (individually, a "Reporting Person", and collectively, the "Reporting Persons"). This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

Item 1.  SECURITY AND ISSUER.
         -------------------

         No material change.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         As a result of the consummation of the Plan described in Item 4, the Reporting Persons do not own any Shares.

Item 4.  PURPOSE OF TRANSACTION.
         -----------------------

         This Item 4 is hereby amended by adding the following:

         "On October 1, 2007, the Company consummated the First Amended Joint Prepackaged Chapter 11 Plan of Reorganization of the Company and its Affiliate Debtors (the "Plan"), which was confirmed by order of the United States Bankruptcy Court for the Southern District of New York on September 17, 2007. Pursuant to the terms of the Plan, the Company shareholders and holders of certain equity-related claims will receive an aggregate cash distribution of $16.5 million in respect of all of their Shares and equity-related claims. Concurrent with the consummation of the Plan, the Company filed a Form 15-12B with the Securities and Exchange Commission on October 1, 2007 to indicate that it is no longer required to file reports under the Securities and Exchange Act of 1934. Consequently, this is the Reporting Persons' final amendment to the
Schedule 13D."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a)  and (b) The Reporting Persons do not own any shares of Common Stock.

      (c)  See Item 4.

      (d)  Not applicable.

      (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on October 1, 2007, immediately after the consummation of the Plan as described in Item 4.

CUSIP NO.  05873K108                                               PAGE 7 of 9


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ---------------------------------------------------------------------

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

                  Exhibit 32: Joint Filing Agreement, dated October 4, 2007, among the Reporting Persons.

                                   SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2007


                 PARDUS SPECIAL OPPORTUNITIES MASTER FUND L.P.

                   By:  Pardus Capital Management L.P., its Investment Manager

                   By:  Pardus Capital Management LLC, its general partner


                   By: /s/ Karim Samii
                      --------------------------------------------------
                        Name:  Karim Samii
                        Title:  Sole Member


                 PARDUS CAPITAL MANAGEMENT L.P.

                   By:  Pardus Capital Management LLC, its general partner


                   By: /s/ Karim Samii
                      --------------------------------------------------
                        Name:  Karim Samii
                        Title:  Sole Member


                 PARDUS CAPITAL MANAGEMENT LLC


                   By: /s/ Karim Samii
                      --------------------------------------------------
                        Name:  Karim Samii
                        Title:  Sole Member


                   /s/ Karim Samii
                   -----------------------------------------------------
                            Karim Samii



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).